GIORDANO INTERNATIONAL LIMITED

File No. 82-3780



GIORDANO

# GIORDANO INTERNATIONAL LIMITED
# 佐 丹 奴 國 際 有 限 公 司

*(Incorporated in Bermuda with limited liability)*
*(於 百 慕 達 註 冊 成 立 之 有 限 公 司 )*

# INTERIM REPORT 2002
# 二 零 零 二 年 中 期 報 告

# 目錄 CONTENTS

## 財務摘要 FINANCIAL HIGHLIGHTS

| | | 截至六月三十日止六個月 Six months ended June 30 | |
|---|---|---|---|
| | | **2002** | 2001 |
| | | **(未經審核) (Unaudited)** | (未經審核) (Unaudited) |
| **經營業績** | **OPERATING RESULTS** | | |
| 營業額 *(百萬港元)* | Turnover *(HK$ million)* | **1,760** | 1,741 |
| 經營溢利 *(百萬港元)* | Operating profit *(HK$ million)* | **210** | 196 |
| 股東應佔溢利 *(百萬港元)* | Profit attributable to shareholders *(HK$ million)* | **194** | 191 |
| **每股資料** | **PER SHARE DATA** | | |
| 每股盈利－基本 *(港仙)* | Earnings per share – Basic *(HK cents)* | **13.5** | 13.3 |
| 每股中期股息 *(港仙)* | Interim dividend per share *(HK cents)* | **4.5** | 4.5 |
| **財務比率** | **FINANCIAL RATIOS** | | |
| 存貨可供銷售 *(日數)* | Inventory turnover on sales *(days)* | **32** | 26 |
| 總資產回報率 | Return on total assets | **8.4%** | 9.1% |
| 平均股東權益回報率 | Return on average equity | **11.1%** | 12.2% |
| 銷售回報率 | Return on sales | **11.0%** | 11.0% |

## 未經審核中期業績

佐丹奴國際有限公司(「本公司」)董事會欣然宣布本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月未經審核之簡明綜合業績，連同比較數字及經選擇說明附註如下：

## UNAUDITED INTERIM RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce that the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2002 along with comparative figures for the corresponding period and selected explanatory notes are as follows:

## 簡明綜合損益表

## CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | | | 截至六月三十日止六個月<br>**Six months ended June 30** | |
|---|---|---|---|---|
| *(除每股盈利外，以百萬港元為單位)* | *(In HK$ millions, except earnings per share)* | 附註<br>Note | **2002**<br>**(未經審核)**<br>**(Unaudited)** | 2001<br>(未經審核)<br>(Unaudited) |
| 營業額 | Turnover | 2 | **$1,760** | $1,741 |
| 銷售成本 | Cost of sales | | **(927)** | (971) |
| 毛利 | Gross profit | | **833** | 770 |
| 其他收益 | Other revenue | | **47** | 68 |
| 分銷、管理及其他經營費用 | Distribution, administrative and other operating expenses | | **(670)** | (642) |
| 經營溢利 | Operating profit | 3 | **210** | 196 |
| 融資費用 | Finance expense | 4 | **(3)** | (2) |
| 應佔聯營公司溢利 | Share of profits of associated companies | | **43** | 40 |
| 除稅前溢利 | Profit before taxation | | **250** | 234 |
| 稅項 | Taxation | 5 | **(45)** | (40) |
| 除稅後溢利 | Profit after taxation | | **205** | 194 |
| 少數股東權益 | Minority interests | | **(11)** | (3) |
| 股東應佔溢利 | Profit attributable to shareholders | | **$ 194** | $ 191 |
| 股息 | Dividends | 6 | | |
| 二零零一年／二零零零年末期及特別股息 | 2001/2000 final and special | | **$ 137** | $ 157 |
| 二零零二年／二零零一年中期股息 | 2002/2001 interim | | **$ 65** | $ 65 |
| 每股盈利 | Earnings per share | 7 | | |
| 基本 | Basic | | **13.5¢** | 13.3¢ |
| 攤薄 | Diluted | | **13.3¢** | 13.2¢ |

## 簡明綜合資產負債表 CONDENSED CONSOLIDATED BALANCE SHEET

| (以百萬港元為單位) | (In HK$ millions) | 附註 Note | 六月三十日 June 30 2002 (未經審核) (Unaudited) | 十二月三十一日 December 31 2001 (經審核) (Audited) |
|---|---|---|---|---|
| **資產** | **ASSETS** | | | |
| **非流動資產** | **Non-current assets** | | | |
| 固定資產 | Fixed assets | 8 | **$ 643** | $ 665 |
| 聯營公司權益 | Interest in associated companies | | **242** | 203 |
| 租賃預付款項 | Rental prepayment | | **92** | 94 |
| | | | **977** | 962 |
| **流動資產** | **Current assets** | | | |
| 存貨 | Inventories | | **311** | 283 |
| 應收賬款 | Trade receivables | 9 | **113** | 126 |
| 其他應收款、訂金及預付款項 | Other receivables, deposits and prepayments | | **322** | 421 |
| 現金及銀行結存 | Cash and bank balances | 13 | **598** | 579 |
| | | | **1,344** | 1,409 |
| **總資產** | **Total assets** | | **$2,321** | $2,371 |
| **權益及負債** | **EQUITY AND LIABILITIES** | | | |
| **股本及儲備** | **Capital and reserves** | | | |
| 股本 | Share capital | 10 | **$ 72** | $ 72 |
| 儲備 | Reserves | | **1,653** | 1,486 |
| 擬派股息 | Proposed dividends | 6 | **65** | 137 |
| | | | **1,790** | 1,695 |
| 少數股東權益 | Minority interests | | **52** | 51 |
| **非流動負債** | **Non-current liabilities** | | | |
| 長期負債 | Long-term liabilities | 11 | **11** | 14 |
| **流動負債** | **Current liabilities** | | | |
| 應付賬款 | Trade payables | 12 | **209** | 331 |
| 其他應付款及應付費用 | Other payables and accruals | | **159** | 158 |
| 長期負債之流動部分 | Current portion of long-term liabilities | 11 | **5** | 5 |
| 銀行貸款及透支 | Bank loans and overdrafts | | **56** | 84 |
| 稅項 | Taxation | | **39** | 33 |
| | | | **468** | 611 |
| **總權益及負債** | **Total equity and liabilities** | | **$2,321** | $2,371 |

## 簡明綜合現金流量表 CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| | | | 截至六月三十日止六個月 Six months ended June 30 | |
|---|---|---|---|---|
| | | | **2002** | 2001 |
| (以百萬港元為單位) | (In HK$ millions) | 附註 Note | **(未經審核) (Unaudited)** | (重新列賬) (Restated) |
| 經營業務之現金流入淨額 | Net cash inflow from operating activities | | **$199** | $241 |
| 投資業務之現金流出淨額 | Net cash outflow from investing activities | | **(19)** | (236) |
| 融資業務之現金流出淨額 | Net cash outflow from financing activities | | **(177)** | (151) |
| 現金及現金等值之增加/(減少) | Increase/(decrease) in cash and cash equivalents | | **3** | (146) |
| 於一月一日之現金及現金等值結存 | Cash and cash equivalents at January 1 | | **537** | 591 |
| 外幣滙率變動之影響 | Effect of foreign exchange rate changes | | **13** | (15) |
| 於六月三十日之現金及現金等值結存 | Cash and cash equivalents at June 30 | 13 | **$553** | $430 |

## 簡明綜合權益變動表　CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| （未經審核）（以百萬港元為單位） | (Unaudited) *(In HK$ millions)* | 繳入盈餘 Contributed surplus | 資本贖回儲備 Capital redemption reserve | 股份溢價 Share premium | 匯兌儲備 Exchange reserve | 其他儲備 Other reserves | 滾存溢利 Retained profits | 總計 Total |
|---|---|---|---|---|---|---|---|---|
| 於二零零一年一月一日 | At January 1, 2001 | $383 | $3 | $448 | $ (99) | $90 | $661 | $1,486 |
| 期內溢利 | *Profit for the period* | - | - | - | - | - | 191 | 191 |
| 購股權計劃下之發行股份溢價 | Premium on issue of shares under share option scheme | - | - | 8 | - | - | - | 8 |
| 二零零零年末期及特別股息 *(附註6)* | 2000 final and special dividends *(Note 6)* | - | - | - | - | - | (157) | (157) |
| 海外附屬公司及分公司換算之匯兌調整 | Exchange adjustment on translation of overseas subsidiaries and branches | - | - | - | (24) | - | - | (24) |
| 於二零零一年六月三十日 | At June 30, 2001 | $383 | $3 | $456 | $(123) | $90 | $695 | $1,504 |

| （未經審核）（以百萬港元為單位） | (Unaudited) *(In HK$ millions)* | 繳入盈餘 Contributed surplus | 資本贖回儲備 Capital redemption reserve | 股份溢價 Share premium | 匯兌儲備 Exchange reserve | 其他儲備 Other reserves | 滾存溢利 Retained profits | 總計 Total |
|---|---|---|---|---|---|---|---|---|
| 於二零零二年一月一日 | At January 1, 2002 | $383 | $3 | $456 | $(125) | $127 | $ 779 | $1,623 |
| 期內溢利 | Profit for the period | - | - | - | - | - | 194 | 194 |
| 購股權計劃下之發行股份溢價 | Premium on issue of shares under share option scheme | - | - | 6 | - | - | - | 6 |
| 二零零一年末期及特別股息 *(附註6)* | 2001 final and special dividends *(Note 6)* | - | - | - | - | - | (137) | (137) |
| 海外附屬公司及分公司換算之匯兌調整 | Exchange adjustment on translation of overseas subsidiaries *and branches* | - | - | - | 32 | - | - | 32 |
| **於二零零二年六月三十日** | **At June 30, 2002** | **$383** | **$3** | **$462** | **$ (93)** | **$127** | **$836** | **$1,718** |

## 簡明財務報表附註

## NOTES TO THE CONDENSED FINANCIAL STATEMENTS

### 1. 主要會計政策

此未經審核之綜合簡明中期財務報表乃按照香港會計師公會頒布之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

此簡明中期財務報表須與二零零一年年度財務報表一併閱讀。

本集團除因採納以下由香港會計師公會頒布之香港會計實務準則(此等會計實務準則於二零零二年一月一日或以後開始之會計期間生效)而改變若干會計政策外，編製此簡明中期財務報表所採用之會計政策及計算方法與編製截至二零零一年十二月三十一日止年度之財務報表所用相同：

| | | |
|---|---|---|
| 第 1號(經修訂) | ： | 財務報表呈報 |
| 第11號(經修訂) | ： | 外幣折算 |
| 第15號(經修訂) | ： | 現金流量表 |
| 第25號(經修訂) | ： | 中期財務報告 |
| 第33號 | ： | 終止經營 |
| 第34號 | ： | 僱員福利 |

下列為本集團因採納此等新政策而作出會計政策上的主要改變：

(a) 第11號(經修訂)： 外幣折算

於過往期間，海外附屬公司及分公司之財務報表乃按結算日之匯率換算成為港元。此等公司之股本(包括等同股本之永久性質的長期貸款)及期初儲備之匯兌差額已直接撥入匯兌儲備內。由二零零二年一月一日起生效，本集團根據會計實務準則第11號(經修訂)，採納新會計政策，海外附屬公司及分公司之損益表乃按期內之平均匯率換算為港元。

### 1. Principal accounting policies

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim financial reporting, issued by the Hong Kong Society of Accountants.

These condensed interim financial statements should be read in conjunction with the 2001 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2001 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after January 1, 2002:

| | | |
|---|---|---|
| SSAP 1 (revised) | : | Presentation of financial statements |
| SSAP 11 (revised) | : | Foreign currency translation |
| SSAP 15 (revised) | : | Cash flow statements |
| SSAP 25 (revised) | : | Interim financial reporting |
| SSAP 33 | : | Discontinuing operations |
| SSAP 34 | : | Employee benefits |

The significant changes in the Group's accounting policies resulting from the adoption of these new practices are set out below :

(a) SSAP 11 (revised) : Foreign currency translation

In prior periods, the financial statements of overseas subsidiaries and branches at the year end are translated into Hong Kong dollars at the rate of exchange ruling at the balance sheet date. Exchange differences arising on the translation of share capital (including long-term loans which are as permanent as equity in nature) and opening reserves of these entities are taken directly to exchange reserve. With effect from January 1, 2002, the Group adopted a new accounting policy of translating the profit and loss accounts of overseas subsidiaries and branches at an average rate for the period, in order to comply with SSAP 11 (revised).

(b) 第15號(經修訂)： 現金流量表

採納會計實務準則第15號(經修訂)，已更改現金流量表之項目呈報及分類。因此，期內之現金流量以經營業務、投資業務及融資業務而劃分。截至二零零一年六月三十日止六個月，已付稅項及利息現金流出淨額約港幣二千九百萬元已改列為經營業務現金流量，而已收股息及利息約港幣二千萬元已改列為投資業務現金流量。此外，已付股息約港幣一億五千七百萬元已改列為融資業務現金流量。

(b) SSAP 15 (revised) : Cash flow statements

The presentation and classification of items in the cash flow statement have been changed due to the adoption of SSAP 15 (revised). As a result, cash flow during the period has been reclassified by operating, investing and financing activities. For the six months ended June 30, 2001, net cash outflow from taxation and interest paid of approximately HK$29 million have been reclassified as operating cash flow, dividend and interest received of approximately HK$20 million have been reclassified as investing cash flow and dividend paid of approximately HK$157 million has been reclassified as financing cash flow.

## 2. 營業額及分部資料

按照業務分部劃分，本集團之營業額及經營溢利之分析如下：

## 2. Turnover and segment information

An analysis of the Group's turnover and operating profit by business segments is as follows:

| | | 截至六月三十日止六個月 Six months ended June 30 | | | |
|---|---|---|---|---|---|
| | | **2002** | | 2001 | |
| | | **(未經審核) (Unaudited)** | **(未經審核) (Unaudited)** | (未經審核) (Unaudited) | (未經審核) (Unaudited) |
| *(以百萬港元為單位)* | *(In HK$ millions)* | **營業額 Turnover** | **經營溢利 Operating profit** | 營業額 Turnover | 經營溢利 Operating profit |
| 零售及分銷業務 | Retail and Distribution | **$1,656** | **$167** | $1,638 | $158 |
| 製衣業務 | Manufacturing | **392** | **39** | 350 | 31 |
| 其他業務 | Other operation | **–** | **4** | – | 7 |
| 減：分部間銷售 | Less: Inter-segment sales | **(288)** | **–** | (247) | – |
| | | **$1,760** | **$210** | $1,741 | $196 |

按照地區分部劃分，本集團之營業額如下：

The geographical segments of the Group's turnover is as follows:

| (以百萬港元為單位) | (In HK$ millions) | 截至六月三十日止六個月 Six months ended June 30 2002 (未經審核) (Unaudited) | 2001 (未經審核) (Unaudited) |
|---|---|---|---|
| 中國大陸 | Mainland China | **$ 410** | $ 378 |
| 香港 | Hong Kong | **405** | 389 |
| 台灣 | Taiwan | **359** | 405 |
| 新加坡 | Singapore | **177** | 169 |
| 韓國 | Korea | **108** | 146 |
| 日本 | Japan | **89** | 88 |
| 其他地區 | Other territories | **212** | 166 |
| | | **$1,760** | $1,741 |

由於按以上地區劃分之溢利與營業額之相對比例值並無重大差異，故此並無列出按照地區劃分之溢利分析。

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

## 3. 經營溢利

## 3. Operating profit

經營溢利已扣除下列各項：

The operating profit is stated after charging:

| (以百萬港元為單位) | (In HK$ millions) | 截至六月三十日止六個月 Six months ended June 30 2002 (未經審核) (Unaudited) | 2001 (未經審核) (Unaudited) |
|---|---|---|---|
| 自置固定資產折舊 | Depreciation of owned fixed assets | **$56** | $51 |
| 融資租賃之固定資產折舊 | Depreciation of fixed assets held under finance leases | **2** | 2 |
| 出售固定資產虧損 | Loss on disposal of fixed assets | **2** | – |

## 4. 融資費用

## 4. Finance expense

| (以百萬港元為單位) | (In HK$ millions) | 截至六月三十日止六個月 Six months ended June 30 2002 (未經審核) (Unaudited) | 2001 (未經審核) (Unaudited) |
|---|---|---|---|
| 融資租賃之利息 | Interest element of finance leases | **$2** | $2 |
| 銀行貸款之利息 | Interest on bank loans | **1** | – |
| | | **$3** | $2 |

## 5. 稅項

## 5. Taxation

香港利得稅截至二零零二年六月三十日止六個月之估計應課稅溢利按百分之十六(二零零一年： 百分之十六)之稅率計算。海外稅項按個別司法地區適用之稅率計算。

Hong Kong profits tax is calculated at the rate of 16 percent (2001: 16 percent) on the estimated assessable profits for the six months ended June 30, 2002. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

| (以百萬港元為單位) | (In HK$ millions) | 截至六月三十日止六個月 Six months ended June 30 2002 (未經審核) (Unaudited) | 2001 (未經審核) (Unaudited) |
|---|---|---|---|
| 公司及附屬公司： | Company and subsidiaries : | | |
| 香港利得稅 | Hong Kong profits tax | **$ 9** | $ 7 |
| 海外稅項 | Overseas taxation | **22** | 21 |
| 聯營公司： | Associated companies : | | |
| 海外稅項 | Overseas taxation | **14** | 12 |
| | | **$45** | $40 |

本集團向香港稅務局申請扣減某些用於*Giordano*商標之特許權費用。該申請已取得稅務局之確認，並全部反映於財務報表內。

The Group has claimed deduction on certain royalty payments on the use of *Giordano* trademark. The claim has been fully settled with the Inland Revenue Department and has been fully reflected in the financial statements.

## 6. 股息

## 6. Dividends

| (以百萬港元為單位) | (In HK$ millions) | 截至六月三十日止六個月 Six months ended June 30 2002 (未經審核) (Unaudited) | 2001 (未經審核) (Unaudited) |
|---|---|---|---|
| 已派發二零零一年末期股息 每股港幣四點五仙 (二零零零年：每股港幣六仙) | 2001 final dividend, paid, of 4.5 HK cents (2000 : 6.0 HK cents) per share | **$ 65** | $ 86 |
| 已派發二零零一年特別股息 每股港幣五仙 (二零零零年：每股港幣五仙) | 2001 special dividend, paid, of 5.0 HK cents (2000 : 5.0 HK cents) per share | **72** | 71 |
| | | **137** | 157 |
| 擬派中期股息 — 每股港幣四點五仙 (二零零一年：每股港幣四點五仙) | Proposed interim dividend – 4.5 HK cents (2001 : 4.5 HK cents) per share | **65** | 65 |
| | | **$202** | $222 |

於二零零二年八月八日舉行之董事會會議上，董事宣派中期股息每股港幣四點五仙。此擬派中期股息並未於簡明中期財務報表之應付股息中反映，但將會撥入截至二零零二年十二月三十一日止年度滾存溢利中反映。

At the board meeting held on August 8, 2002, the directors declared an interim dividend of 4.5 HK cents per share. This proposed interim dividend is not reflected as a dividend payable in these condensed interim financial statements, but will be reflected as an appropriation of retained profit for the year ending December 31, 2002.

## 7. 每股盈利

每股基本及攤薄盈利乃按期內未經審核股東應佔綜合溢利為港幣一億九千四百萬元(二零零一年：港幣一億九千一百萬元)計算。

每股基本盈利乃按於截至二零零二年六月三十日止六個月內已發行股份之加權平均股數十四億三千七百二十六萬六千四百五十六股(二零零一年：十四億三千三百五十二萬零九百四十六股)計算。

每股攤薄盈利乃按十四億三千七百二十六萬六千四百五十六股(二零零一年：十四億三千三百五十二萬零九百四十六股)，即於截至二零零二年六月三十日止六個月內已發行股份之加權平均股數，加上假設根據本公司購股權計劃授出之所有未行使購股權皆已行使而被視作以無償發行之股份之加權平均股數一千六百八十三萬二千九百一十三股(二零零一年：一千七百五十四萬三千九百五十四股)計算。

## 7. Earnings per share

The calculation of basic and diluted earnings per share are based on the unaudited consolidated profit attributable to shareholders for the period of HK$194 million (2001: HK$191 million).

The basic earnings per share is based on the weighted average of 1,437,266,456 shares (2001: 1,433,520,946 shares) in issue during the six months ended June 30, 2002.

The diluted earnings per share is based on 1,437,266,456 shares (2001: 1,433,520,946 shares) which is the weighted average number of shares in issue during the six months ended June 30, 2002 plus the weighted average of 16,832,913 shares (2001: 17,543,954 shares) deemed to be issued at no consideration if all outstanding share options granted under the share option scheme of the Company had been exercised.

## 8. 固定資產

## 8. Fixed assets

| *(以百萬港元為單位)* | *(In HK$ millions)* | 六月三十日 **June 30 2002** (未經審核) **(Unaudited)** | 十二月三十一日 December 31 2001 (經審核) (Audited) |
|---|---|---|---|
| 期初之賬面淨值 | Opening net book value | **$665** | $453 |
| 換算差額 | Translation difference | **8** | (7) |
| 添置 | Additions | **31** | 332 |
| 收購附屬公司 | Acquisition of subsidiaries | **–** | 2 |
| 出售 | Disposals | **(3)** | (4) |
| 折舊 | Depreciation | **(58)** | (111) |
| 期末之賬面淨值 | Closing net book value | **$643** | $665 |

## 9. 應收賬款

除現金及信用銷售外，本集團在正常情況下給予其貿易客戶平均六十日信貸期。

以下為應收貿易賬款之賬齡分析：

## 9. Trade receivables

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

The ageing analysis of trade debtors is as follows:

| (以百萬港元為單位) | *(In HK$ millions)* | 六月三十日 **June 30 2002** (未經審核) **(Unaudited)** | 十二月三十一日 December 31 2001 (經審核) (Audited) |
|---|---|---|---|
| 0 – 30 日 | 0 – 30 days | **$ 89** | $ 94 |
| 31 – 60 日 | 31 – 60 days | **20** | 27 |
| 61 – 90 日 | 61 – 90 days | **2** | 3 |
| 逾90 日 | Over 90 days | **2** | 2 |
| | | **$113** | $126 |

## 10. 股本

## 10. Share capital

| (除股份數目外，以百萬港元為單位) | *(In HK$ millions, except number of shares)* | 股份數目 **Number of shares** | 普通股 **Ordinary shares** |
|---|---|---|---|
| 二零零二年一月一日之期初結餘 | Opening balance at January 1, 2002 | 1,436,028,518 | $72 |
| 因行使購股權而發行股份 | Issue of shares pursuant to exercise of share options | 3,816,000 | – |
| 二零零二年六月三十日之末期結餘 | Closing balance at June 30, 2002 | 1,439,844,518 | $72 |

## 11. 長期負債

本集團於二零零二年六月三十日之長期負債包括銀行貸款、融資租賃債務及其他貸款，而有關償還款項如下：

## 11. Long-term liabilities

Included in the Group's long-term liabilities at June 30, 2002 are bank loans, finance lease and other borrowings, which are repayable as follows:

| (以百萬港元為單位) | (In HK$ millions) | 銀行貸款 Bank loans 六月三十日 **June 30 2002** (未經審核) **(Unaudited)** | 銀行貸款 Bank loans 十二月三十一日 December 31 2001 (經審核) (Audited) | 融資租賃債務及其他貸款 Finance lease and other borrowings 六月三十日 **June 30 2002** (未經審核) **(Unaudited)** | 融資租賃債務及其他貸款 Finance lease and other borrowings 十二月三十一日 December 31 2001 (經審核) (Audited) |
|---|---|---|---|---|---|
| 一年內 | Within one year | **$ 1** | $ 1 | **$ 4** | $ 4 |
| 第二年內 | In the second year | **–** | – | **7** | 10 |
| 第三至第五年內 | In the third to fifth year inclusive | **–** | – | **4** | 4 |
| | | **1** | 1 | **15** | 18 |
| 減：長期負債之流動部分 | Less : Current portion of long-term liabilities | **(1)** | (1) | **(4)** | (4) |
| | | **$ –** | $ – | **$11** | $14 |

## 12. 應付賬款

以下為應付貿易賬款之賬齡分析：

## 12. Trade payables

The ageing analysis of trade creditors is as follows:

| (以百萬港元為單位) | (In HK$ millions) | 六月三十日 **June 30 2002** (未經審核) **(Unaudited)** | 十二月三十一日 December 31 2001 (經審核) (Audited) |
|---|---|---|---|
| 0 – 30 日 | 0 - 30 days | **$130** | $ 227 |
| 31 – 60 日 | 31 - 60 days | **32** | 52 |
| 61 – 90 日 | 61 - 90 days | **28** | 24 |
| 逾90 日 | Over 90 days | **19** | 28 |
| | | **$209** | $ 331 |

## 13. 現金及現金等值結存分析

## 13. Analysis of balances of cash and cash equivalents

| (以百萬港元為單位) | (In HK$ millions) | 六月三十日 June 30 2002 (未經審核) (Unaudited) | 2001 (未經審核) (Unaudited) |
|---|---|---|---|
| 現金及銀行結存 | Cash and bank balances | **$598** | $589 |
| 減：存款日起三個月以上到期之銀行定期存款 | Less : Bank deposits with maturity over three months from date of deposits | **(3)** | (159) |
| | | **595** | 430 |
| 銀行貸款 | Bank loans | **56** | – |
| 減：償還期為貸款日起計三個月以上之銀行貸款 | Less : Bank loans repayable over three months from date of advance | **(14)** | – |
| | | **42** | – |
| 淨現金及現金等值 | Net cash and cash equivalents | **$553** | $430 |

## 14. 總資產扣除流動負債及淨流動資產

本集團於二零零二年六月三十日及二零零一年十二月三十一日之總資產扣除流動負債分別為港幣十八億五千三百萬元及港幣十七億六千萬元。本集團於二零零二年六月三十日及二零零一年十二月三十一日之淨流動資產(即流動資產扣除流動負債)分別為港幣八億七千六百萬元及港幣七億九千八百萬元。

## 14. Total assets less current liabilities and net current assets

The Group's total assets less current liabilities amounted to HK$1,853 million and HK$1,760 million at June 30, 2002 and December 31, 2001 respectively. The Group's net current assets, defined as current assets less current liabilities, amounted to HK$876 million and HK$798 million at June 30, 2002 and December 31, 2001 respectively.

## 15. 承擔

(a) 營業租約之承擔

於二零零二年六月三十日，本集團就零售店鋪、辦公室、工廠及貨倉之營業租約所需支付之最低租賃承擔如下：

於下列期間屆滿之營業租約：

## 15. Commitments

(a) Commitments under operating leases

At June 30, 2002, the Group had future aggregate minimum commitments under operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

| *(以百萬港元為單位)* | *(In HK$ millions)* | 六月三十日 **June 30 2002 (未經審核) (Unaudited)** | 十二月三十一日 December 31 2001 (經審核) (Audited) |
|---|---|---|---|
| 一年內 | Within one year | **$ 410** | $380 |
| 一年後但五年內 | After one year but within five years | **624** | 535 |
| 五年以上 | Over five years | **34** | 23 |
| | | **$1,068** | $938 |

(b) 外幣合約

於二零零二年六月三十日及二零零一年十二月三十一日，本集團對其日常業務所需，簽訂了有關購買遠期外幣合約總額分別為港幣三千二百萬元及港幣三千一百萬元。

(b) Foreign currency contracts

The Group entered into agreements for forward purchases of foreign currencies totaling HK$32 million and HK$31 million at June 30, 2002 and December 31, 2001 respectively in the ordinary course of business.

## 16. 或然負債

於二零零二年六月三十日，本集團有以下並無包括在財務報表內之或然負債：

## 16. Contingent liabilities

At June 30, 2002, the Group had contingent liabilities not included in the financial statements in respect of the following:

| *(以百萬港元為單位)* | *(In HK$ millions)* | 六月三十日 **June 30 2002 (未經審核) (Unaudited)** | 十二月三十一日 December 31 2001 (經審核) (Audited) |
|---|---|---|---|
| 代替租賃及水電按金之銀行擔保 | Bank guarantees in lieu of rental and utility deposits | **$ 9** | $10 |
| 已發出之保證票據 | Guarantee notes issued | **52** | 50 |
| | | **$61** | $60 |

## 管理層之討論及分析

### 經營業績

#### 營業額

本集團本年度首六個月錄得之總營業額為港幣十七億六千萬元（二零零一年：港幣十七億四千萬元），比對去年同期增長百分之一點一。

縱使零售環境逆轉，但零售及分銷部門錄得之營業額仍增加百分之一點二至港幣十六億六千萬元（二零零一年：港幣十六億四千萬元）。涵蓋整個系統之可比較門市之銷售額下跌百分之二點五（二零零一年：負百分之一點六），而可比較門市之毛利率僅下跌百分之零點七，這可充分反映管理層對維持毛利所作出之努力。本集團存貨可供銷售日數為三十二日（二零零一年：二十六日），該日數符合本集團目標日數範圍之二十八至三十二日。

下表顯示本集團以地區劃分之零售營業額：

## MANAGEMENT'S DISCUSSION AND ANALYSIS

### RESULTS OF OPERATIONS

#### Turnover

The Group recorded total turnover of HK$1.76 billion (2001: HK$1.74 billion) for the first six months of the year, an increase of 1.1 percent year-on-year.

Despite the adverse retail environment, the Retail and Distribution Division recorded a turnover growth of 1.2 percent to HK$1.66 billion (2001: HK$1.64 billion). System-wide comparable store sales fell 2.5 percent (2001: -1.6 percent), while comparable store gross profit was down only 0.7 percent, which demonstrated Management's efforts in defending margins. The Group's inventory turnover on sales was 32 days (2001: 26 days), which fell within the Group's target range of 28 – 32 days.

The following table shows the Group's retail turnover by region:

| *(以百萬港元為單位)* | *(In HK$ millions)* | 截至六月三十日止六個月 Six months ended June 30 **2002** | 2001 | 百分比轉變 Percentage change |
|---|---|---|---|---|
| 中國大陸 | Mainland China | **408** | 374 | **9.1** |
| 香港 | Hong Kong | **390** | 382 | **2.1** |
| 台灣 | Taiwan | **359** | 405 | **-11.4** |
| 新加坡 | Singapore | **177** | 169 | **4.7** |
| 其他市場 | Other Markets | **146** | 104 | **40.4** |

中國大陸銷售額比對去年同期取得增長百分之九點一至港幣四億零八百萬元（二零零一年：港幣三億七千四百萬元）。銷售額未能達致管理層預期的水平，主要由於當地第二季消費減弱所致。於期間內，*Giordano Unisex* 新增四十二間門市，其中有八間為集團自營之門市。

Mainland China achieved a year-on-year sales improvement of 9.1 percent to HK$408 million (2001: HK$374 million). Sales were below Management's expectation primarily due to subdued domestic consumption in the second quarter. During the period, 42 *Giordano Unisex* outlets were added, of which eight are self-managed stores.

香港之零售銷售額錄得百分之二點一之增長至港幣三億九千萬元（二零零一年：港幣三億八千二百萬元）。自二月下旬起，本集團其中一間業績最好之門市—京華中心暫時關閉，以進行大規模之翻修工程。於期間內，*Bluestar Exchange* 之業績取得持續增長，亦是導致上述增長原因之一。

Hong Kong retail sales achieved a 2.1 percent improvement to HK$390 million (2001: HK$382 million). One of the Group's top-contributing stores, the Capitol Centre shop, was closed for major refurbishment since late February. *Bluestar Exchange*'s continued productivity improvements during the period also contributed to the above-mentioned growth.

台灣之零售銷售額下跌百分之十一點四至港幣三億五千九百萬元(二零零一年:港幣四億零五百萬元)。本年度上半年,當地之零售市場環境依然嚴峻。鑑於市場通縮及在消費者信心疲弱的環境下,故管理層一直集中於擴展毛利率。於本年度首六個月,毛利率錄得增長乃主要由於與去年相比今年較少調低產品價格所致。為配合整體門市重整計劃,於期間內七間 *Giordano Unisex* 及一間 *Giordano Ladies* 門市已關閉,預期本年度下半年,將重點擴充 *Bluestar Exchange*。

Taiwan retail sales fell 11.4 percent to HK$359 million (2001: HK$405 million). The retail market remained very difficult in the first half of the year. In view of the deflationary and weak consumer sentiment environment, Management had been focusing on expanding gross margins. Gross margin improvement was achieved in the first six months of the year mainly due to less frequent product mark-downs as compared to the year before. As part of the shop portfolio consolidation program, seven *Giordano Unisex* and one *Giordano Ladies* shops were closed during the period. Expansion in the second half will come primarily from *Bluestar Exchange*.

本集團於新加坡之銷售營業額上升百分之四點七,乃主要由於有多間新店開業所致(二零零二年六月:四十六間門市;二零零一年六月:三十六間門市)。於期間內,由於擴充樓面面積及租金上升,以致租金支出增加;而由於租金上漲,加上市場結構轉型,於本年度下半年若干店鋪將進行重整。

Retail sales in Singapore grew 4.7 percent, largely driven by new store openings (June 2002: 46 outlets; June 2001: 36 outlets). During the period, rental expenses increased on the back of floor space expansion and rental hikes. In view of rental inflation and changes in market structure, certain shops will be consolidated in the second half of the year.

「其他市場」之表現亦令人滿意。「其他市場」比對去年同期銷售增長百分之四十點四,該增長主要來自澳洲及印尼。在經過三年之營運後,有迹象顯示澳洲市場有好轉的情況。而印尼方面,本集團亦繼續保持其優質之品牌地位,而其產品亦廣被接納。

Performance in the "other markets" fared well. In particular, Australia and Indonesia contributed largely to the 40.4 percent "other markets" year-on-year sales growth. At the end of its third year of operations, signs were indicating a turning around in the Australian market. In Indonesia, the Group continued to enjoy its premium brand positioning and good product acceptance.

*Giordano Unisex* 及 *Giordano Junior* 錄得之零售及批發營業額為港幣十四億七千萬元,與去年之港幣十四億八千萬元之銷售水平相比,大致不變。然而,台灣之表現卻未能令人滿意,為整體於期間內淺薄增長之主因。*Giordano Junior* 將繼續擴展其市場,如中國大陸及韓國,這兩個市場已取得初步成績。

*Giordano Unisex* and *Giordano Junior* recorded a retail and wholesale turnover of HK$1.47 billion, virtually unchanged from last year's level of HK$1.48 billion. The unsatisfactory performance in Taiwan was mainly behind the flat growth during the period. *Giordano Junior* will continue to roll-out in markets like Mainland China and Korea, where it has initial successes.

*Giordano Ladies* 之營業額增加百分之九點四至港幣七千萬元(二零零一年:港幣六千四百萬元),主要由於本集團在中國大陸大力拓展門市數目所致。此外,本集團抓緊時機成功地開展春季系列,再配合推行優質之客戶關係管理計劃,亦有助 *Giordano Ladies* 於二零零二年財政年度之上半年內之銷售額增長。

Turnover of *Giordano Ladies* increased 9.4 percent to HK$70 million (2001: HK$64 million), mainly due to store expansion in Mainland China. In addition, a timely and successful spring launch, coupled with a well-implemented customer relationship management program also contributed to sales improvement during the first half of fiscal year 2002.

繼香港之結構性增長及台灣與德國新增門市之帶動下，*Bluestar Exchange* 之營業額上升百分之三十一點九至港幣一億二千萬元(二零零一年：港幣九千一百萬元)。此外，本集團亦採取更有效的採購政策，藉以提供更具吸引力之零售價格，亦導致期間內理想之銷售額。

Boosted by organic growth in Hong Kong and new store additions in Taiwan and Germany, *Bluestar Exchange's* turnover improved by 31.9 percent to HK$120 million (2001: HK$91 million). Better sourcing which enabled attractive retail prices also resulted in better sales during the period.

儘管全球之成衣零售市場不景，然而製衣部門(包括分部間之銷售)仍然可取得百分之十二之增長至港幣三億九千二百萬元(二零零一年：港幣三億五千萬元)。本集團對外來客戶之總銷售額較去年同期高出百分之一(二零零二年：港幣一億零四百萬元；二零零一年：港幣一億零三百萬元)，這主要源於銷售予日本及香港之客戶之銷售額上升所致。製衣部門於本集團之經營溢利為港幣三千九百萬元(二零零一年：港幣三千一百萬元)，佔本集團之綜合經營溢利百分之十八點六(二零零一年：百分之十五點八)。

Despite the weak apparel retail market worldwide, turnover of the Manufacturing Division, including intra-group sales, managed to grow 12.0 percent to HK$392 million (2001: HK$350 million). Total sales to outsiders (2002: HK$104 million; 2001: HK$103 million) were 1.0 percent higher than the year before, primarily accounted for by the increase in sales to third party customers in Japan and Hong Kong. The Manufacturing Division contributed HK$39 million (2001: HK$31 million) to the Group's operating profit, representing 18.6 percent (2001: 15.8 percent) of the Group's consolidated operating profit.

### 毛利

由於本集團實施保障毛利率策略，因此本年度首六個月之毛利上升百分之八點二至港幣八億三千三百萬元(二零零一年：港幣七億七千萬元)；而於同一期間內，本集團之毛利率亦由二零零一年上半年之百分之四十四點二，增加至二零零二年之百分之四十七點三。

於中期期間內，除新市場外，其他市場之零售邊際利潤均告上升。而台灣於二零零二年沒有重複其二零零一年財政年度第二季之清貨減價行動，避免零售毛利重現偏低的情況。

目前，由於本集團提供與別不同的產品種類，以及推行嚴謹控制以避免產品大幅減價，故此所有品牌之零售邊際利潤均錄得增長。

製衣部門取得令人鼓舞的佳績，於期間內其毛利率上升三點五個百分點，出現此等佳績乃由於低物料成本、以及因布料及配襯品之採購地由香港轉移至中國大陸所致。

### Margins

As a result of our gross margin protection strategy, gross profits for the first six months of the year improved 8.2 percent to HK$833 million (2001: HK$770 million). During the same period, gross margin increased from 44.2 percent in the first half of 2001 to 47.3 percent in 2002.

During the interim period, all but the new markets achieved retail margin improvement. Low retail margins seen in Taiwan in the second quarter of fiscal year 2001 due to stock clearance activities were not repeated in 2002.

In the meantime, all brands also experienced retail margin enhancement mainly resulting from offering differentiated products, as well as discipline in avoiding heavy product markdowns.

The Manufacturing Division registered an outstanding gross margin improvement of 3.5 percentage points during the period. This was achieved through lower raw material costs, and the transfer of fabric and accessories sourcing from Hong Kong to Mainland China.

## 經營開支

經營開支總額為港幣六億七千萬元(二零零一年:港幣六億四千二百萬元),較上一個期間上升百分之四點四。開支之上升,部分原因乃由於日本及德國產生之經營開支增加港幣一千九百萬元,而這兩個新市場由本年度開始首次全期呈報其市場之開支。倘不包括新市場在內,則經營開支僅輕微上升百分之一點四。於期間內,由於拓展新市場,以及在中國大陸、新加坡及印尼等黃金地段旺舖之租金上揚,故此租金費用增加百分之十點七。

## 經營溢利及未計利息、稅項、折舊及攤銷費用之盈利(EBITDA)

儘管上述之經營開支有所上升,然而本年度首六個月之經營溢利仍然上升百分之七點一至港幣二億一千萬元(二零零一年:港幣一億九千六百萬元)。經營邊際利潤亦由二零零一年財政年度上半年之百分之十一點三,上升至二零零二年之百分之十一點九,而於同一期間,EBITDA之邊際利潤亦由百分之十六點六增加至百分之十七點七。

## 股東應佔溢利

於本年度之首六個月,股東應佔溢利為港幣一億九千四百萬元,較二零零一年上半年之港幣一億九千一百萬元高於百分之一點六。倘不包括源自日本及德國新市場之虧損,股東應佔溢利將比對去年同期增加百分之八點四。再加上,雖然印尼附屬公司及製衣部門成功取得理想表現,但由於少數股東權益因此而提高,致使不能為整體利潤作出相應增加。同時,於第二季末本集團於韓國聯營公司可佔之溢利增長放緩。日益白熱化之競爭,以及對於客戶不斷轉變之口味未能作出及時之應變,是導致增長緩慢的主要因素。於六月期間,由於受到世界盃賽事的影響,以致韓國店鋪購物之顧客人次大幅銳減,影響所及,亦拖累六月份之溢利表現。於本年度下半年,管理層致力改善產品,以迎合客戶的需求,同時為顧客提供與別不同的購物環境。

## Operating Expenses

Operating expenses totaled HK$670 million (2001: HK$642 million), an increase of 4.4 percent over the previous period. The increase in expenses resulted partly from the HK$19 million increase in operating expenses incurred in Japan and Germany. Operating expenses of the two new markets started their maiden full year reporting this year. If the new markets had been excluded, operating expenses would have increased marginally by 1.4 percent. During the period, occupancy charges increased by 10.7 percent, as a result of new market expansion and rental rate hikes in prime locations in Mainland China, Singapore, and Indonesia.

## Operating Profit and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

Operating profit surged 7.1 percent to HK$210 million (2001: HK$196 million) in the first six months of the year, despite increases in operating expenses mentioned above. Operating margin edged up from 11.3 percent in the first half of fiscal year 2001 to 11.9 percent in 2002. EBITDA margin also improved from 16.6 percent to 17.7 percent during the same period.

## Profit Attributable to Shareholders

In the first six months of the year, profit attributable to shareholders amounted to HK$194 million, 1.6 percent higher than the HK$191 million achieved in the first half of 2001. If losses from the new markets of Japan and Germany were excluded, profit attributable to shareholders would have increased 8.4 percent year-on-year. In addition, higher minority interests, mainly due to better performances achieved by the Indonesia subsidiary and the Manufacturing Division, were behind the flat profit growth. Moreover, growth in share of profits of the associated company in Korea decelerated towards the end of the second quarter. Sluggish growth was largely due to stepped up competition and failure in responding timely to meet changing consumers' taste. In the month of June, shops in Korea also suffered from a dramatic decline in customer flow because of the World Cup soccer event, which dragged down the profitability in that month. In the second half, Management will work on adjusting products to better cater to customers' needs, and to offer a differentiated shopping environment.

## 現金流量

經營業務之現金流入淨額為港幣一億九千九百萬元（二零零一年：港幣二億四千一百萬元）。出現港幣四千二百萬元之跌幅主要由於存貨增加港幣二千八百萬元，對比二零零一年上半年存貨則減少港幣四千九百萬元。然而，存貨所致之現金減少部分由經營溢利（未計折舊）所增加之港幣一千九百萬元抵銷。

投資業務之現金流出淨額為港幣一千九百萬元（二零零一年：港幣二億三千六百萬元），較二零零一年同期少港幣二億一千七百萬元，而下跌主因由於去年度需要支付香港一間旗艦店之三十七年期租賃權益。

融資活動之現金流出淨額為港幣一億七千七百萬元，相比於二零零一年之現金流出淨額之港幣一億五千一百萬元。於期間內，本集團向股東派付股息港幣一億三千七百萬元，而二零零一年已支付之股息則為港幣一億五千七百萬元。於本年度首六個月，本集團清還短期銀行貸款人民幣三千五百萬元（約港幣三千三百萬元）。同時，本集團亦增加日圓四千二百萬元（約港幣三百萬元）之短期銀行貸款。

## Cash Flow

Net cash inflow from operating activities was HK$199 million (2001: HK$241 million). The HK$42 million decrease was largely due to the HK$28 million increase in inventories, contrasted against a HK$49 million decrease registered in the first half of 2001. The increase in use of cash for inventories was partly offset by the HK$19 million increase in operating profit before depreciation.

Net cash outflow for investing activities amounted to HK$19 million (2001: HK$236 million), which was HK$217 million lower than that in the corresponding period in 2001. The decline was primarily attributable to the premium payment for securing a 37-year leasehold interest in a flagship store in Hong Kong in the previous year.

Net cash outflow for financing activities amounted to HK$177 million, against a net cash outflow of HK$151 million in 2001. During the period, HK$137 million of dividends were paid to shareholders, compared to HK$157 million paid in 2001. In the first six months of the year, the Group paid off RMB35 million (approximately HK$33 million) in short term bank loan. In addition, the Group obtained a 42 million Japanese Yen (approximately HK$3 million) short term loan.

## 財務狀況

### 流動現金及資金來源

於二零零二年六月三十日，現金及銀行結餘為港幣五億九千八百萬元（二零零一年十二月三十一日：港幣五億七千九百萬元），而負債總額為港幣四億七千九百萬元（二零零一年十二月三十一日：港幣六億二千五百萬元）。於呈報期間末，根據股東權益港幣十七億九千萬元（二零零一年十二月三十一日：港幣十七億元）而計算之本集團資本負債率為零點三（二零零一年十二月三十一日：零點四）。

於二零零二年六月三十日，本集團之融資信貸額為港幣七億七千三百萬元（二零零一年十二月三十一日：港幣七億四千八百萬元），當中之港幣五千七百萬元循環貸款已提取，惟尚未償還。本集團亦有銀行擔保及已發出保證票據之或然負債港幣六千一百萬元（二零零一年十二月三十一日：港幣六千萬元），所有該等款項乃於日常業務運作中產生。

## FINANCIAL CONDITION

### Liquidity and Capital Resources

As at June 30, 2002, cash and bank balances amounted to HK$598 million (December 31, 2001: HK$579 million), and total liabilities were HK$479 million (December 31, 2001: HK$625 million). At the end of the reporting period, the Group's gearing ratio was 0.3 (December 31, 2001: 0.4), based on shareholders' equity of HK$1.79 billion (December 31, 2001: HK$1.70 billion).

As at June 30, 2002, the Group had financing facilities amounting to HK$773 million (December 31, 2001: HK$748 million), of which HK$57 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities on bank guarantees and guarantee notes issued of HK$61 million (December 31, 2001: HK$60 million), which had all been incurred in the normal course of business.

## 展望

縱使目前之零售環境不景氣，本集團對在本年度上半年錄得之毛利率增長感到欣慰。本集團將透過提供與別不同及高增值的產品，積極貫徹其保障毛利率策略。管理層堅信，在通縮環境加上消費者信心疲弱之情況下，提高毛利乃維持品牌權益及達致長遠溢利的其中一種良策。

於下半年度，管理層將集中推行以下政策：

1. 本集團於中國將透過更佳的採購的方法，藉以提高價格競爭力，從而提升其溢利；

2. 本集團於香港為籌備在第四季重開京華中心而作準備，預期該店將成為香港之第二家旗艦店；

3. 為改善台灣之營運，本集團將重點放重於基本設計、精簡產品組合及積極推行其微觀市場策略；及

4. 本集團將繼續拓展日本市場，並計劃於本年度下半年增設數家店鋪，與此同時亦重整其於德國之分銷網絡，在歐洲探索不同分銷渠道。

## OUTLOOK

Amid a difficult retail environment, the Group is pleased with the gross margin improvement attained in the first half of the year. The Group will maintain its strategy of margin protection, mainly through offering differentiated and value-added products. Management upholds the belief that, under a deflationary environment which coupled with weak consumer sentiment, margin enhancement is one of the best ways to guard brand equity and to sustain long term profitability.

For the rest of the year, Management will focus on the following:

1. To enhance profitability in Mainland China, namely through better sourcing to enhance price competitiveness;

2. To prepare for the re-opening of the Capitol Centre shop in the fourth quarter, which will become our second flagship store in Hong Kong;

3. To turn around the Taiwan operation, mainly through refocusing on basic designs, streamlining product portfolio, and implementing our micro-marketing strategy more aggressively; and

4. To continue to explore the market in Japan and to open a few more stores in the second half of the year; and to restructure the distribution network in Germany and investigate a variety of distribution channels in Europe.

## 人力資源

於二零零二年六月三十日，本集團約有八千六百名僱員。本集團除了向僱員提供優厚薪酬福利組合外，亦會按本集團之業績及個別僱員表現，向合資格僱員授予酌情花紅及購股權。

於截至二零零二年六月三十日止六個月內，本集團根據購股權計劃向合資格僱員授出購股權以認購二千五百五十五萬股股份，而於上述期間內，因行使先前授出之購股權而發行三百八十一萬六千股股份。

## HUMAN RESOURCES

As of June 30, 2002, the Group had approximately 8,600 employees. Besides offering competitive remuneration packages to the employees, discretionary bonuses and share options may also be granted to the eligible employees based on the Group's and the individual's performance.

During the six months ended June 30, 2002, the Group granted to the eligible employees under the share option scheme options to subscribe for 25,550,000 shares. In the same period, 3,816,000 shares were issued upon the exercise of options previously granted.

## 其他資料

## OTHER INFORMATION

### 中期股息

董事會宣布向於二零零二年九月四日辦公時間結束時，名列本公司股東名冊之股東派發截至二零零二年十二月三十一日止年度之中期股息每股港幣四點五仙(二零零一年：港幣四點五仙)。有關之股息單將於二零零二年九月十一日寄予股東。

### Interim Dividend

The directors have declared an interim dividend of 4.5 HK cents (2001: 4.5 HK cents) per share for the year ending December 31, 2002 payable to shareholders on the Register of Members of the Company at the close of business on September 4, 2002. The relevant dividend warrants will be despatched to shareholders on September 11, 2002.

### 暫停辦理股份過戶登記

本公司將由二零零二年九月二日至二零零二年九月四日(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲派中期股息，所有過戶文件連同有關股票最遲須於二零零二年八月三十日下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，辦理登記手續。

### Closure of Register of Members

The Register of Members of the Company will be closed from September 2, 2002 to September 4, 2002, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, for registration not later than 4:00 p.m. on August 30, 2002.

### 董事之股份權益

於二零零二年六月三十日，董事及行政總裁於本公司之已發行股份權益如下：

### Directors' Interests in Shares

As at June 30, 2002, the interests of the directors and chief executive in the issued share capital of the Company were as follows:

| | | 持有股份數目及權益性質 Number of shares held and nature of interest | | | |
|---|---|---|---|---|---|
| 董事 | Director | 個人 Personal | 家族 Family | 公司 Corporate | 總計 Total |
| 劉國權 | Lau Kwok Kuen, Peter | 11,708,000 | – | – | 11,708,000 |
| 馮永昌 | Fung Wing Cheong, Charles | 800,000 | – | – | 800,000 |
| 馬灼安 | Mah Chuck On, Bernard | 479,086 | – | – | 479,086 |
| 黃百全 | Wong Pak Chuen, Paul | 1,296,000 | – | – | 1,296,000 |

除上述披露外，於二零零二年六月三十日各董事及行政總裁或彼等之聯繫人士概無於本公司或其任何聯繫公司(按證券(披露權益)條例(「該條例」)之涵義)之股本權益中擁有任何須遵照該條例第二十八條知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據該條例第三十一條或附件第一部被視為或假定擁有之權益)或須遵照該條例第二十九條列入所述之登記名冊內之權益。

Save as disclosed above, as at June 30, 2002 none of the directors and chief executive or their associates had any interests in the share capital of the Company or its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "Ordinance")) which had to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to section 28 of the Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the Ordinance) or which were required, pursuant to section 29 of the Ordinance, to be entered in the register referred to therein.

除以下「購股權」段所披露外，本公司或其任何附屬公司於截至二零零二年六月三十日止六個月內概無訂立任何安排，致使本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

Save as disclose [illegible] the section "Share Options" below, at no time during the six months [illegible] ed June 30, 2002 was the Company or any of its subsidiaries a [illegible] to any arrangements to enable the directors of the Company or a [illegible] heir spouses or children under the age of 18 to acquire benefit [illegible] ans of the acquisition of shares in or debentures of the Company [illegible] ther body corporate.

## 購股權

根據二零零二年一月二十四日採納之購股權計劃，本公司於二零零二年四月八日授出可認購本公司股份之購股權予本公司若干董事及僱員。於截至二零零二年六月三十日止六個月內授出購股權之詳細情況及尚未行使購股權變動摘要載列如下。

## Share Options

Pursuant to the Share Option Scheme adopted on January 24, 2002, the Company has granted certain directors and employees of the Company options to subscribe for shares of the Company on April 8, 2002. Details of the grant of share options and a summary of the movements of the outstanding share options during the six months ended June 30, 2002 are set out below.

| | 購股權數目 Number of share options | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 合資格人士 Eligible person | 於二零零二年一月一日之結餘 Balance as at 01/01/2002 | 於期內授出 Granted during the period | 於期內行使 Exercised during the period | 於期內註銷／失效 Cancelled/ Lapsed during the period | 於二零零二年六月三十日之結餘 Balance as at 06/30/2002 | 每股行使價 Exercise price per share | 授出日期 Date of grant | 行使期 Exercisable period |
| | | | | | | 港元 HK$ | (月/日/年) (MM/DD/YYYY) | (月/日/年) (MM/DD/YYYY) |
| 劉國權 | 15,000,000 | - | - | - | 15,000,000 | 2.600 | 08/24/1995 | 02/24/1996 - 05/28/2005 |
| Lau Kwok Kuen, Peter | 10,000,000 | - | - | - | 10,000,000 | 2.830 | 05/07/1996 | 05/07/1999 - 05/28/2005 |
| 董事 Director | 25,000,000 | - | - | - | 25,000,000 | | | |
| 馮永昌 | 800,000 | - | 800,000 | - | - | 2.150 | 05/30/1995 | 05/30/1998 - 05/28/2005 |
| Fung Wing Cheong, Charles | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2001 - 05/28/2005 |
| 董事 | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2002 - 05/28/2005 |
| Director | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2003 - 05/28/2005 |
| | - | 1,666,000 | - | - | 1,666,000 | 4.650 | 04/08/2002 | 04/08/2003 - 04/07/2012 |
| | - | 1,666,000 | - | - | 1,666,000 | 4.650 | 04/08/2002 | 04/08/2004 - 04/07/2012 |
| | - | 1,668,000 | - | - | 1,668,000 | 4.650 | 04/08/2002 | 04/08/2005 - 04/07/2012 |
| | 1,700,000 | 5,000,000 | 800,000 | - | 5,900,000 | | | |
| 馬灼安 | 468,000 | - | - | - | 468,000 | 0.878 | 12/05/1997 | 12/05/1999 - 05/28/2005 |
| Mah Chuck On, Bernard | 472,000 | - | - | - | 472,000 | 0.878 | 12/05/1997 | 12/05/2000 - 05/28/2005 |
| 董事 | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2001 - 05/28/2005 |
| Director | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2002 - 05/28/2005 |
| | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2003 - 05/28/2005 |
| | - | 1,666,000 | - | - | 1,666,000 | 4.650 | 04/08/2002 | 04/08/2003 - 04/07/2012 |
| | - | 1,666,000 | - | - | 1,666,000 | 4.650 | 04/08/2002 | 04/08/2004 - 04/07/2012 |
| | - | 1,668,000 | - | - | 1,668,000 | 4.650 | 04/08/2002 | 04/08/2005 - 04/07/2012 |
| | 1,840,000 | 5,000,000 | - | - | 6,840,000 | | | |
| 黃百全 | 548,000 | - | - | - | 548,000 | 0.878 | 12/05/1997 | 12/05/2000 - 05/28/2005 |
| Wong Pak Chuen, Paul | 200,000 | - | - | - | 200,000 | 3.384 | 04/26/2001 | 04/26/2004 - 05/28/2005 |
| 董事 Director | 748,000 | - | - | - | 748,000 | | | |

| 合資格人士 Eligible person | 購股權數目 Number of share options 於二零零二年一月一日之結餘 Balance as at 01/01/2002 | 於期內授出 Granted during the period | 於期內行使 Exercised during the period | 於期內註銷/失效 Cancelled/ Lapsed during the period | 於二零零二年六月三十日之結餘 Balance as at 06/30/2002 | 每股行使價 Exercise price per share | 授出日期 Date of grant | 行使期 Exercisable period |
|---|---|---|---|---|---|---|---|---|
| | | | | | | *港元 HK$* | *(月/日/年) (MM/DD/YYYY)* | *(月/日/年) (MM/DD/YYYY)* |
| 連續合約僱員 Continuous contract employees | 1,228,000 | - | 84,000 | - | 1,144,000 | 2.150 | 05/30/1995 | 05/30/1998 - 05/28/2005 |
| | 2,800,000 | - | 1,000,000 | - | 1,800,000 | 3.190 | 03/04/1996 | 09/04/1996 - 05/28/2005 |
| | 1,356,000 | - | 704,000 | - | 652,000 | 0.878 | 12/05/1997 | 12/05/1999 - 05/28/2005 |
| | 2,412,000 | - | 520,000 | - | 1,892,000 | 0.878 | 12/05/1997 | 12/05/2000 - 05/28/2005 |
| | 300,000 | - | 300,000 | - | - | 0.692 | 02/24/1999 | 02/24/2000 - 05/28/2005 |
| | 300,000 | - | - | - | 300,000 | 0.692 | 02/24/1999 | 02/24/2001 - 05/28/2005 |
| | 300,000 | - | - | - | 300,000 | 0.692 | 02/24/1999 | 02/24/2002 - 05/28/2005 |
| | 408,000 | - | 408,000 | - | - | 0.770 | 03/05/1999 | 03/05/2002 - 05/28/2005 |
| | 240,000 | - | - | - | 240,000 | 2.320 | 07/17/1999 | 08/01/2000 - 05/28/2005 |
| | 240,000 | - | - | - | 240,000 | 2.320 | 07/17/1999 | 08/01/2001 - 05/28/2005 |
| | 240,000 | - | - | - | 240,000 | 2.320 | 07/17/1999 | 08/01/2002 - 05/28/2005 |
| | 240,000 | - | - | - | 240,000 | 2.320 | 07/17/1999 | 08/01/2003 - 05/28/2005 |
| | 240,000 | - | - | - | 240,000 | 2.320 | 07/17/1999 | 08/01/2004 - 05/28/2005 |
| | 400,000 | - | - | - | 400,000 | 4.460 | 07/08/2000 | 07/08/2001 - 05/28/2005 |
| | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2002 - 05/28/2005 |
| | 300,000 | - | - | - | 300,000 | 4.460 | 07/08/2000 | 07/08/2003 - 05/28/2005 |
| | 4,470,000 | - | - | - | 4,470,000 | 3.728 | 02/07/2001 | 02/07/2004 - 05/28/2005 |
| | 5,474,000 | - | - | - | 5,474,000 | 3.108 | 08/31/2001 | 08/31/2003 - 05/28/2005 |
| | - | 5,024,000 | - | - | 5,024,000 | 4.650 | 04/08/2002 | 04/08/2003 - 04/07/2012 |
| | - | 5,024,000 | - | - | 5,024,000 | 4.650 | 04/08/2002 | 04/08/2004 - 04/07/2012 |
| | - | 5,502,000 | - | - | 5,502,000 | 4.650 | 04/08/2002 | 04/08/2005 - 04/07/2012 |
| | 21,248,000 | 15,550,000 | 3,016,000 | - | 33,782,000 | | | |

*附註:*

1. 購股權授出日(即二零零二年四月八日)前一天之股份收市價為港幣四元五角五仙

2. 有關馮永昌先生及連續合約僱員已行使之購股權於緊隨行使日前之加權平均股份收市價分別為港幣五元一角及港幣四元八角七仙

*Notes:*

1. The closing price of the share immediately before the options granted on April 8, 2002 is HK$4.55

2. The weighted average closing prices of the shares immediately before the dates of exercise are HK$5.10 and HK$4.87 respectively regarding the options exercised by Mr. Fung Wing Cheong, Charles and the Continuous Contract Employees

### 購股權價值

購股權授予時，在財務報表上並不會確認，但只會於行使時才確認。於截至二零零二年六月三十日止六個月內購股權授予之每股合理價值為港幣二元一角八仙。該合理價值乃採用柏力克。舒爾斯期權定價模式，並於授出日採用以下之假設數據計算:

| | | |
|---|---|---|
| 無風險利率 | : | 百分之五點九(於授出日之十年期外匯基金債券的大約孳息) |
| 預期股息 | : | 歷史股息每股為港幣一角四仙 |
| 預期波幅 | : | 歷史波幅為百分之四十六 |
| 預期有效期 | : | 十年 |

柏力克。舒爾斯期權定價模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權之合理價值。而且，該期權定價模式亦須視乎若干高度主觀假設數據，包括預期股價波幅。任何主觀假設數據倘出現任何變動均會對購股權之合理價值造成重大影響。

### *Valuation of Share Options*

The share options granted are not recognized in the financial statements until they are exercised. The fair value per share option granted during the six months ended June 30, 2002 is HK$2.18. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

| | | |
|---|---|---|
| Risk-free interest rate | : | 5.9 percent, being the approximate yield of 10-year Exchange Fund Note on the grant date |
| Expected dividend | : | historical dividends of 14 HK cents per share |
| Expected volatility | : | 46 percent based on historical volatility |
| Expected life | : | 10 years |

The Black-Scholes option pricing model is developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Any changes in the subjective input assumptions may materially affect the estimation of the fair value of an option.

### 主要股東權益

就各董事所知，於二零零二年六月三十日，本公司根據該條例第十六條規定存置之登記冊內之記錄，並無任何人士直接或間接擁有本公司百分之十或以上已發行股本之權益。

### Substantial Shareholders' Interests

So far as the directors are aware, no parties were, directly or indirectly, interested in 10 percent or more of the issued share capital of the Company as at June 30, 2002 as recorded in the register required to be kept by the Company under section 16 of the Ordinance.

### 公司管治

本公司並無董事知悉任何資料足以有理由地顯示本公司於截至二零零二年六月三十日止六個月內，未有遵守在聯交所證券上市規則附錄十四中之最佳應用守則(除指引七：本公司之非執行董事乃根據本公司細則獲委任直至輪值告退為止；及指引十一：根據本公司政策，董事酬金是由本公司董事會委任之補償委員會(由一位執行董事、兩位獨立非執行董事及一位獨立管理顧問組成)處理)。

### Corporate Governance

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by a Compensation Committee appointed by the board of directors of the Company which comprises an executive director, two independent non-executive directors and an independent management consultant.

## 審核委員會

就編製截至二零零二年六月三十日止六個月未經審核之簡明財務報表，審核委員會與董事已審核本集團所採納之會計政策及慣例，以及討論內部控制及財務申報等事宜。

## Audit Committee

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2002.

## 購買、出售或贖回本公司之上市證券

於截至二零零二年六月三十日止六個月內，本公司概無贖回其股份。本公司及各附屬公司於同期內亦無購買或出售任何本公司之股份。

## Purchase, Sale or Redemption of the Company's Listed Securities

The Company has not redeemed any of its shares during the six months ended June 30, 2002. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

承董事會命
**劉國權**
*主席*

香港，二零零二年八月八日

By Order of the Board
**LAU KWOK KUEN, PETER**
*Chairman*

Hong Kong, August 8, 2002

GIORDANO

5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong
www.giordano.com.hk